UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, US$0.00005 par value per share

(Title of Class of Securities)

36165L108(1)

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 36165L108

1	Names of Reporting Persons SBCVC HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 107,892,246

	6	Shared Voting Power 0

	7	Sole Dispositive Power 107,892,246

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,892,246

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.6%*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons Lin Ye Song

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 107,892,246

	6	Shared Voting Power 0

	7	Sole Dispositive Power 107,892,246

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,892,246

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.6%*

12	Type of Reporting Person (See Instructions) IN

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons STAR PIONEER INVESTMENT HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 107,892,246

	6	Shared Voting Power 0

	7	Sole Dispositive Power 107,892,246

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,892,246

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.6%*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons SBCVC LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 107,892,246

	6	Shared Voting Power 0

	7	Sole Dispositive Power 107,892,246

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,892,246

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 15.6%*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons SBCVC MANAGEMENT III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 54,591,638

	6	Shared Voting Power 0

	7	Sole Dispositive Power 54,591,638

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,591,638

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons SBCVC FUND III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 54,591,638

	6	Shared Voting Power 0

	7	Sole Dispositive Power 54,591,638

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,591,638

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons SBCVC MANAGEMENT II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 44,960,254

	6	Shared Voting Power 0

	7	Sole Dispositive Power 44,960,254

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,960,254

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.5%*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

1	Names of Reporting Persons SBCVC FUND II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 44,960,254

	6	Shared Voting Power 0

	7	Sole Dispositive Power 44,960,254

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,960,254

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.5%*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

Item 1.
(a)	Name of Issuer: GDS Holdings Limited
(b)	Address of Issuer’s Principal Executive Offices: 2/F, Tower 2, Youyou Century Place 428 South Yanggao Road Pudong, Shanghai 200127 People’s Republic of China

Item 2.
(a)

Name of Person Filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)                                     SBCVC Holdings Limited (“SBCVC Holdings”), a British Virgin Islands company;

(ii)                                  Lin Ye Song;

(iii)                               Star Pioneer Investment Holdings Limited (“Star Pioneer”), a British Virgin Islands company;

(iv)                              SBCVC Limited, a Cayman Islands company;

(v)                                 SBCVC Management III, L.P. (“SBCVC Management III”), a Cayman Islands limited partnership;

(vi)                              SBCVC Fund III, L.P. (“SBCVC Fund III”), a Cayman Islands limited partnership, of which SBCVC Management III is the general partner;

(vii)                           SBCVC Management II, L.P. (“SBCVC Management II”), a Cayman Islands limited partnership; and

(viii)                        SBCVC Fund II, L.P. (“SBCVC Fund II”), a Cayman Islands limited partnership, of which SBCVC Management II is the general partner.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                     SBCVC Holdings

The address of the principal business office of SBCVC Holdings is located at:

OMC Chambers, Wickham Cay 1, Road Town, Tortola, British Virgin Islands

(ii)                                  Lin Ye Song

The residence of Lin Ye Song is located at:

68 Lurline Street, Katoomba NSW 2780, Australia

(iii)                               Star Pioneer

The address of the principal business office of Star Pioneer is located at:

OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands

(iv)                              SBCVC Limited

The address of the principal business office of SBCVC Limited is located at:

Cricket Square, Hutchins Dr., PO Box 2681GT
George Town, Grand Cayman, Cayman Islands KY1-111

(v)                                 SBCVC Management III

The address of the principal business office of SBCVC Management III is located at:

Cricket Square, Hutchins Dr., PO Box 2681GT
George Town, Grand Cayman, Cayman Islands KY1-111

(vi)                              SBCVC Fund III

The address of the principal business office of SBCVC Fund III is located at:

Codan Services, Cricket Square, Hutchins Drive, P.O. Box 2681GT,
Grand Cayman KY1-111, Cayman Islands

(vii)                           SBCVC Management II

The address of the principal business office of SBCVC Management II is located at:

Cricket Square, Hutchins Dr., PO Box 2681GT
George Town, Grand Cayman, Cayman Islands KY1-111

(viii)                        SBCVC Fund II

The address of the principal business office of SBCVC Fund II is located at:

Codan Services, Cricket Square, Hutchins Drive, P.O. Box 2681GT,
Grand Cayman KY1-111, Cayman Islands

(c)

Citizenship:
SBCVC Holdings — British Virgin Islands

Lin Ye Song — Australia

Star Pioneer — British Virgin Islands

SBCVC Limited — Cayman Islands

SBCVC Management III — Cayman Islands

SBCVC Fund III — Cayman Islands

SBCVC Management II — Cayman Islands

SBCVC Fund II — Cayman Islands

	(d)	Title and Class of Securities: Class A ordinary shares, US$0.00005 par value per share (“Ordinary Shares”)
	(e)	CUSIP No.: 36165L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Five entities, namely, (i) SBCVC Fund II-Annex, L.P., (ii) SBCVC Venture Capital, (iii) SBCVC Company Limited, (iv) SBCVC Fund II, and (v) SBCVC Fund III hold in aggregate 107,892,246 Class A ordinary shares issued by GDS Holdings Limited (the “Issuer”).

(i) SBCVC Fund II-Annex, L.P.

SBCVC Fund II-Annex, L.P. holds 2,576,483, or 0.4%, of the Issuer’s Class A ordinary shares.

SBCVC Fund II-Annex, L.P. is a Cayman Islands limited partnership of which SBCVC Management II-Annex, L.P. is the general partner. As such, SBCVC Management II-Annex, L.P. has the power to make all decisions with respect to SBCVC Fund II-Annex, L.P.

SBCVC Management II-Annex, L.P. is a Cayman Islands limited partnership of which SBCVC Limited is the general partner.

(ii) SBCVC Venture Capital

SBCVC Venture Capital holds 5,763,871, or 0.8%, of the Issuer’s Class A ordinary shares.

SBCVC Venture Capital is a People’s Republic of China company, treated as a partnership for tax purposes, of which SBCVC Limited is the general partner.

(iii) SBCVC Company Limited

SBCVC Company Limited holds 23,116,155, or 3.3%, of the Issuer’s Class A ordinary shares.

SBCVC Company Limited is a Hong Kong company which is owned as to 100% by SBCVC Fund II.

(iv) SBCVC Fund II

SBCVC Fund II holds 21,844,099, or 3.2%, of the Issuer’s Class A ordinary shares, and beneficially owns all of the Issuer’s Class A ordinary shares held by SBCVC Company Limited.

SBCVC Fund II is a Cayman Islands limited partnership of which SBCVC Management II is the general partner. As such, SBCVC Management II has the power to make all decisions with respect to SBCVC Fund II.

Each of SBCVC Fund II and SBCVC Management II may thereby be deemed to beneficially own 44,960,254, or 6.5%, of the Issuer’s Class A ordinary shares.(2)

SBCVC Management II is a Cayman Islands limited partnership of which SBCVC Limited is the general partner.

(v) SBCVC Fund III

SBCVC Fund III holds 54,591,638, or 7.9%, of the Issuer’s Class A ordinary shares.

SBCVC Fund III is a Cayman Islands limited partnership of which SBCVC Management III is the general partner. As such, SBCVC Management III has the power to make all decisions with respect to SBCVC Fund III.

Each of SBCVC Fund III and SBCVC Management III may thereby be deemed to beneficially own 54,591,638, or 7.9%, of the Issuer’s Class A ordinary shares.

SBCVC Management III is a Cayman Islands limited partnership of which SBCVC Limited is the general partner.

SBCVC Limited, Star Pioneer and Lin Ye Song

SBCVC Limited is the general partner of each of the following entities, and as such, has the power to make all decisions with respect to these entities and the shares beneficially owned by them: SBCVC Management II-Annex, L.P., SBCVC Venture Capital, SBCVC Management II and SBCVC Management III.

(2) Includes 23,116,155 of the Issuer’s Class A ordinary shares held by SBCVC Company Limited.

Star Pioneer is a British Virgin Islands company that is the majority shareholder of SBCVC Limited. Lin Ye Song is the sole owner of Star Pioneer.

Each of SBCVC Limited, Star Pioneer and Lin Ye Song may thereby be deemed to beneficially own in aggregate 107,892,246, or 15.6%, of the Issuer’s Class A ordinary shares.(3)

SBCVC Holdings

The voting and investment decisions made by SBCVC Limited are executed by SBCVC Holdings by means of management agreements by and between SBCVC Holdings and each of the following entities: SBCVC Management II-Annex, L.P., SBCVC Venture Capital, SBCVC Management II and SBCVC Management III.

SBCVC Holdings may thereby be deemed to beneficially own in aggregate 107,892,246, or 15.6%, of the Issuer’s Class A ordinary shares.(4)

The power to execute SBCVC Limited’s voting and investment decisions is exercised by the board of directors of SBCVC Holdings, which board consists of Chauncey Shey and Fenghe Xue. As SBCVC Holdings executes voting and investment decisions made by SBCVC Limited as to the shares beneficially owned by it and its subsidiary general partners by means of multiple management agreements, but decision-making power remains with SBCVC Limited and its subsidiary general partners, each of Chauncey Shey and Fenghe Xue disclaims beneficial ownership of the Issuer’s Class A ordinary shares held by SBCVC Holdings except to the extent of his/her pecuniary interest therein.

Voting and Dispositive Power

Each of SBCVC Fund II, SBCVC Management II, SBCVC Fund III, SBCVC Management III, SBCVC Limited, Star Pioneer, Lin Ye Song and SBCVC Holdings may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Class A ordinary shares.

Calculations

The percentages used in this Schedule 13G are calculated based on a total of 692,418,707 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2016. Beneficial ownership information is presented as of December 31, 2016.

(3) Includes (i) 2,576,483 of the Issuer’s Class A ordinary shares held by SBCVC Fund II-Annex, L.P. and beneficially owned by SBCVC Management II-Annex, L.P., (ii) 5,763,871 of the Issuer’s Class A ordinary shares held by SBCVC Venture Capital, (iii) 23,116,155 of the Issuer’s Class A ordinary shares held by SBCVC Company Limited and beneficially owned by SBCVC Management II, (iv) 21,844,099 of the Issuer’s Class A ordinary shares held by SBCVC Fund II, L.P. and beneficially owned by SBCVC Management II, and (v) 54,591,638 of the Issuer’s Class A ordinary shares held by SBCVC Fund III and beneficially owned by SBCVC Management III.

(4) Includes (i) 2,576,483 of the Issuer’s Class A ordinary shares held by SBCVC Fund II-Annex, L.P. and beneficially owned by SBCVC Management II-Annex, L.P., (ii) 5,763,871 of the Issuer’s Class A ordinary shares held by SBCVC Venture Capital, (iii) 23,116,155 of the Issuer’s Class A ordinary shares held by SBCVC Company Limited and beneficially owned by SBCVC Management II, (iv) 21,844,099 of the Issuer’s Class A ordinary shares held by SBCVC Fund II, L.P. and beneficially owned by SBCVC Management II, and (v) 54,591,638 of the Issuer’s Class A ordinary shares held by SBCVC Fund III and beneficially owned by SBCVC Management III.

A.	SBCVC Holdings
	(a)	Amount beneficially owned: 107,892,246
	(b)	Percent of class: 15.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 107,892,246
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 107,892,246
		(iv)	Shared power to dispose or to direct the disposition of: 0

B.	Lin Ye Song
	(a)	Amount beneficially owned: 107,892,246
	(b)	Percent of class: 15.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 107,892,246
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 107,892,246
		(iv)	Shared power to dispose or to direct the disposition of: 0

C.	Star Pioneer
	(a)	Amount beneficially owned: 107,892,246
	(b)	Percent of class: 15.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 107,892,246
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 107,892,246
		(iv)	Shared power to dispose or to direct the disposition of: 0

D.	SBCVC Limited
	(a)	Amount beneficially owned: 107,892,246
	(b)	Percent of class: 15.6%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 107,892,246
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 107,892,246
		(iv)	Shared power to dispose or to direct the disposition of: 0

E.	SBCVC Management III
	(a)	Amount beneficially owned: 54,591,638
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 54,591,638
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 54,591,638
		(iv)	Shared power to dispose or to direct the disposition of: 0

F.	SBCVC Fund III
	(a)	Amount beneficially owned: 54,591,638
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 54,591,638
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 54,591,638
		(iv)	Shared power to dispose or to direct the disposition of: 0

G.	SBCVC Management II
	(a)	Amount beneficially owned: 44,960,254
	(b)	Percent of class: 6.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 44,960,254
		(ii)	Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 44,960,254
(iv) Shared power to dispose or to direct the disposition of: 0

H.	SBCVC Fund II
(a) Amount beneficially owned: 44,960,254
(b) Percent of class: 6.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 44,960,254
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 44,960,254
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit 99.2 filed together with this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

SBCVC HOLDINGS LIMITED

By:	/s/ Chauncey Shey
Name:	Chauncey Shey
Title:	Director

Lin Ye Song

/s/ Lin Ye Song
Lin Ye Song

STAR PIONEER INVESTMENT HOLDINGS LIMITED

By:	/s/ Lin Ye Song
Name:	Lin Ye Song
Title:	Director

SBCVC LIMITED

By:	/s/ Chauncey Shey
Name:	Chauncey Shey
Title:	Director

SBCVC MANAGEMENT III, L.P.		SBCVC MANAGEMENT II, L.P.

By:	/s/ Chauncey Shey	By:	/s/ Chauncey Shey
Name:	Chauncey Shey	Name:	Chauncey Shey
Title:	Director of SBCVC Limited, acting as general	Title:	Director of SBCVC Limited, acting as general
	partner of SBCVC Management III, L.P.		partner of SBCVC Management II, L.P.

SBCVC FUND III, L.P.		SBCVC FUND II, L.P.

By:	/s/ Chauncey Shey	By:	/s/ Chauncey Shey
Name:	Chauncey Shey	Name:	Chauncey Shey
Title:	Director of SBCVC Management III, L.P.,	Title:	Director of SBCVC Management II, L.P.,
	acting as general partner of SBCVC Fund III, L.P.		acting as general partner of SBCVC Fund II, L.P.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Identification of Relevant Subsidiaries